
Harbor Funds

November 19, 2014

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Harbor Capital Advisors, Inc.
    (File No.: 801-60367)

Dear Sir or Madam:

Enclosed for electronic filing on behalf of Harbor Funds, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of memorandum opinion and order in connection with the motion to dismiss the compliant of Terrence Zehrer against Harbor Capital Advisors, Inc. as the investment manager, and Harbor International Fund, as the nominal defendant (Case No. 1:14-cv-00789), in the United States District Court for the Northern District of Illinois.

If you have any questions regarding this filing, please contact me at 312-443-4420.

                                        Sincerely,

                                        Charles F. McCain, Esq.
                                        Executive Vice President, General Counsel

Cc: David G. Van Hooser
       Anmarie S. Kolinski
       Erik D. Ojala, Esq.
       Harbor Capital Advisors, Inc.

IN THE UNITED STATES DISTRICT COURT FOR THE
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

TERRENCE ZEHRER,	)	
	)	
Plaintiff,	)	
	)	Case No. 14 C 789
v.	)	
	)	Judge Joan H. Lefkow
HARBOR CAPITAL ADVISORS, INC.	)	
and HARBOR INTERNATIONAL FUND,	)	
	)	
Defendants.	)	

MEMORANDUM OPINION AND ORDER

Plaintiff Terrence Zehrer, a shareholder of Harbor International Fund ("the Fund"), filed

this action on behalf of the Fund under § 36(b) of the Investment Company Act, 15 U.S.C. § 80a-

1 *et seq.* ("the ICA"). Zehrer alleges that the Fund's investment manager and advisor, Harbor

Capital Advisors, Inc. ("Harbor Capital"), charged excessive advisory fees in breach of its

fiduciary duty under § 36(b). Zehrer also named the Fund as a nominal defendant. Both Harbor

Capital and the Fund have moved to dismiss the complaint. The Fund's motion to dismiss (dkt.

48) is granted and Harbor Capital's motion to dismiss (dkt. 43) is denied.

BACKGROUND[1]

Zehrer holds shares in the Fund, which is one of 29 funds under the "Harbor Funds"

umbrella.[2] (Compl. ¶¶ 7–8.) Each of the 29 funds is overseen by the same eight-member Board

of Trustees ("the Board"). (*Id.* ¶ 32.)

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[1] Unless otherwise indicated, the following facts are taken from the complaint and are presumed true for the purpose of resolving the pending motion. *Dixon* v. *Page*, 291 F.3d 485, 486 (7th Cir. 2002).

[2] Harbor Funds is an open-end management investment company registered under the ICA.

The Fund opened in 2006 with approximately $15 billion of assets. (*Id.* ¶ 8.) By October 31, 2013, it had grown to over $48 billion. (*Id.*) The Fund invests primarily in common and preferred stocks of foreign companies, including those in emerging markets. (*Id.*) An Investment Advisory Agreement dated July 2013 gives Harbor Capital oversight responsibility for the management of the Fund. (*Id.* ¶¶ 8–9; dkt. 44, ex. 4.) Harbor Capital delegates the Fund's investment management to Northern Cross under a Sub-Advisory Agreement also dated July 2013.[3] (Compl. ¶ 16; dkt. 44, ex. 5.) Harbor Capital is not liable for the investment decisions made by Northern Cross but maintains general oversight and supervisory responsibilities for the Fund, including those related to regulatory filings, legal support, and board meetings. (Compl. ¶¶ 16–17; dkt. 44, ex. 4 at 2.)

The Board approved the fees paid to Harbor Capital for its services under the Advisory Agreement. (Compl. ¶ 29.) Harbor Capital receives a fee of 0.75% for the first $12 billion of the Fund's assets under management and 0.65% for assets above $12 billion.[4] (*Id.* ¶ 19.) The Fund paid Harbor Capital over $225 million in advisory fees for the 2012 fiscal year. (*Id.*) Harbor Capital, in turn, paid Northern Cross approximately $125 million under the Sub-Advisory Agreement for its investment management services to the Fund. (*Id.* ¶ 20.) Harbor Capital thus retained approximately $100 million of the fees paid by the Fund in 2012. (*Id.*) Zehrer alleges

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[3] Zehrer did not attach the Advisory Agreement and the Sub-Advisory Agreement to his complaint, but Harbor Capital attached them to the declaration of Paul Walsen in support of Harbor Capital's motion to dismiss. (*See* dkt. 44, exs. 4, 5.) Because the agreements are central to Zehrer's claim and referenced in the complaint, the court may consider them on a motion to dismiss. *See Hecker v. Deere & Co.*, 556 F.3d 575, 582 (7th Cir. 2009) (considering agreements attached to motion to dismiss where they were referenced in complaint, concededly authentic, and central to plaintiff's claim).

[4] Harbor Capital contends that it also entered into "voluntary fee waivers" that added two breakpoints—a reduction to 0.63% for assets between $24 billion and $36 billion and a reduction to 0.58% for assets over $36 billion—which saved the Fund nearly $7 million in 2013. (*See* dkt. 45-1 at 22.)

that this fee is excessive and a breach of Harbor Capital's statutory fiduciary duty under § 36(b) of the ICA. (*Id.* ¶¶ 36–44.)

LEGAL STANDARD

A motion to dismiss under Federal Rule of Civil Procedure 12(b)(6) challenges a complaint for failure to state a claim upon which relief may be granted. Fed. R. Civ. P. 12(b)(6). In ruling on a Rule 12(b)(6) motion, the court accepts as true all well-pleaded facts in the plaintiff's complaint and draws all reasonable inferences from those facts in the plaintiff's favor. *Dixon* v. *Page*, 291 F.3d 485, 486 (7th Cir. 2002). To survive a Rule 12(b)(6) motion, the complaint must not only provide the defendant with fair notice of a claim's basis but must also establish that the requested relief is plausible on its face. *See Ashcroft* v. *Iqbal*, 556 U.S. 662, 678, 129 S. Ct. 1937, 173 L. Ed. 2d 868 (2009); *Bell Atl.* v. *Twombly*, 550 U.S. 544, 555, 127 S. Ct. 1955, 167 L. Ed. 2d 929 (2007). The allegations in the complaint must be "enough to raise a right of relief above the speculative level." *Twombly*, 550 U.S. at 555. At the same time, the plaintiff need not plead legal theories. *Hatmaker* v. *Mem'l Med. Ctr.*, 619 F.3d 741, 743 (7th Cir. 2010); *Johnson* v. *City Shelby*, 574 U.S. ---, --- S. Ct. ----, 2014 WL 5798626, at *1 (Nov. 10, 2014) (per curiam) ("Federal pleading rules call for 'a short and plain statement of the claim showing the pleader is entitled to relief' . . . they do not countenance dismissal of a complaint for imperfect statement of the legal theory supporting the claim asserted.").

ANALYSIS

A typical mutual fund is set up by an advisor who selects the fund's directors, manages its investments, and provides other services to the fund for a fee. *See Jones* v. *Harris Assocs., L.P.*, 559 U.S. 335, 338, 130 S. Ct. 1418, 176 L. Ed. 2d 265 (2010). Because of this relationship, "the fund often 'cannot, as a practical matter, sever its relationship with the adviser.'" *Id.*

(quoting *Burks* v. *Lasker*, 441 U.S. 471, 481, 99 S. Ct. 1831, 60 L. Ed. 2d 404 (1979)). In order to check the potential for abuse inherent in this structure, the ICA requires that investment companies, such as mutual funds, be governed by a board of trustees, at least 40 percent of whom may not be "interested persons" as defined by the ICA. 15 U.S.C. §§ 80a-2(19), 80a-10. The board is tasked with negotiating advisory fees with the investment advisor on behalf of the fund and is required to act in the shareholders' best interest. 15 U.S.C. §§ 80a-15(c), 80a-35(a). As a further protection against abuse, § 36(b) of the ICA imposes a fiduciary duty on investment advisors "with respect to the receipt of compensation for services . . . ." 15 U.S.C. § 80a-35(b). The Securities and Exchange Commission or a fund shareholder may bring an action on behalf of the fund against the advisor for breach of this fiduciary duty with respect to compensation or payments. *Id.* The plaintiff bears the burden of establishing a breach of fiduciary duty. *Id.*

"[T]o face liability under § 36(b), an investment adviser must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining." *Jones*, 559 U.S. at 346. To determine if a fee meets this standard, courts look to all relevant factors, including those set forth in *Gartenberg* v. *Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923 (2d Cir. 1982) and adopted by the Supreme Court in *Jones*. *Id.* at 344–46. The *Gartenberg* factors are, "(1) the nature and quality of the services provided to fund shareholders; (2) the profitability of the fund to the adviser-manager; (3) fall-out benefits; (4) economies of scale; (5) comparative fee structures; and (6) the independence and conscientiousness of the trustees." *Am. Chem. & Equip., Inc. 401(k) Retirement Plan* v. *Principal Mgmt. Corp.*, No. 4:14-CV-00044, 2014 WL 5426908, at *4 (S.D. Iowa Sept. 10, 2014) (quoting *Forsythe* v. *Sun Life Fin., Inc.*, 417 F. Supp. 2d 100, 114 (D. Mass. 2006)).

Because a claim under § 36(b) need only meet the liberal pleading standards set forth in Rule 8, it is not necessary for a plaintiff to make a conclusive showing of each *Gartenberg* factor to survive a motion to dismiss. *Am. Chem.*, 2014 WL 5426908, at *4; *see also Reso ex rel. Artisan Int'l Fund* v. *Artisan Partners Ltd. Partnership*, No. 11-CV-873, 2011 WL 5826034, at **5–6 (E.D. Wisc. Nov. 18, 2011); *In re Scudder Mut. Funds Fee Litig.*, No. 04 Civ. 1921, 2007 WL 2325862, at *18 (S.D.N.Y. Aug. 14, 2007) (citing *In re Evergreen Mut. Funds Fee Litig.*, 423 F. Supp. 2d 249, 258 (S.D.N.Y. Mar. 24, 2006)); *Millenco, L.P.* v. *MEVC Advisors, Inc.*, No. CIV. 02-142, 2002 WL 31051604, at *3 (D. Del. Aug. 21, 2002). But "a § 36(b) complaint is not sufficient if it rests solely on general and conclusory legal assertions that the fees charged were excessive." *Forsythe*, 417 F. Supp. 2d at 115. A plaintiff must allege sufficient facts to plausibly support an inference that the advisory fee is so disproportionately large as to bear no reasonable relationship to the services rendered in exchange for the fee. *Am. Chem.*, 2014 WL 5426908, at **4–5 ("At the heart of a 36(b) claim is the relationship between the fees charged to the fund and the services rendered to the fund.") (citations omitted).

I.   The Fund's Motion to Dismiss

The Fund argues that the language of § 36(b) precludes an action against the Fund as a nominal defendant. Section 36(b) of the ICA is neither a purely direct nor a purely derivative action: "[W]hile section 36(b) claims are not derivative for the purposes of Rule 23.1 of the Federal Rules of Civil Procedure, which requires pre-suit demand on the board of directors, they are derivative, in the general sense of the word, because they are asserted on behalf of all shareholders and result in no direct benefit to the individual plaintiff shareholders." *In re Dreyfus Mut. Fund Fee Litig.*, 428 F. Supp. 2d 357, 359 (W.D. Pa. 2006). Because § 36(b) straddles the line between direct and derivative, courts have looked to the language of the statute to resolve procedural issues. *See, e.g., Daily Income Fund* v. *Fox*, 464 U.S. 523, 542, 104 S. Ct. 831, 78 L. Ed. 2d 645 (1984) (§ 36(b) plaintiff not required to satisfy Rule 23.1 prerequisites for derivative suits).

Zehrer argues that because the action is derivative, he must name the Fund as a nominal defendant. But § 36(b)(3) specifically provides, "No such action shall be brought or maintained against any person other than the recipient of such compensation or payments, and no damages or other relief shall be granted against any person other than the recipient of such compensation or payments."[5] 15 U.S.C. § 80a-35(b)(3). Zehrer does not cite any authority to justify ignoring this clear statutory directive. Although a corporation may be a necessary party in most derivative litigation, the court finds that it is not necessary in the instance of a § 36(b) claim under the ICA. *See, e.g., Millenco*, 2002 WL 31051604, at *1 n.2 (dismissing fund "[b]ecause § 36(b) of the ICA prohibits an action against the Fund because it has not received compensation or payments from a registered investment company, and because all parties have agreed to dismiss the fund as a nominal defendant"). The Fund is dismissed from this case.

II.   Harbor Capital's Motion to Dismiss

Harbor Capital argues that Zehrer has failed to allege sufficient facts to state a plausible claim under § 36(b). Zehrer responds that his allegations that Harbor Capital delegates investment management responsibilities to Northern Cross but retains almost half of the fees (about $100 million) are adequate by themselves to survive a Rule 12(b)(6) challenge, and that they are bolstered by allegations relating to economies of scale and a conflicted and overworked Board.

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[5] Zehrer concedes that he only asserts a § 36(b) claim (*see* dkt. 59 at 19 n.12), and thus his entire case is subject to the limitation set forth in § 36(b)(3).

Courts have required that § 36(b) plaintiffs allege facts supporting the disproportionality of the fees at issue in the suit rather than general facts about the potential for abuse inherent in the system. *See, e.g., Amron* v. *Morgan Stanley Inv. Advisors Inc.*, 464 F.3d 338, 343–44 (2d Cir. 2006) (affirming dismissal of § 36(b) claim where the allegations relied on information about the industry rather than allegations "pertinent to th[e] relationship between fees and services") (quoting *Migdal* v. *Rowe Price-Fleming Int'l*, 248 F.3d 321, 327 (4th Cir. 2001)) (internal quotation marks omitted). If a plaintiff alleges specific facts about the fees paid to the defendant and their relationship to the services rendered, courts have allowed the complaint to survive a motion to dismiss. For example, in *Kasilag* v. *Hartford Investment Financial Services, LLC*, No. 11-1083, 2012 WL 6568409 (D.N.J. Dec. 17, 2012), the plaintiff alleged that the defendant advisor paid subadvisors to do substantially all of the investment management services for a third or less of the fee paid by the mutual fund. *Id.* at *3. Although the defendant advisor countered that it performed extensive services that were not delegated to the subadvisor, the court found that the defendant's argument was more appropriately addressed at summary judgment and that the plaintiff had adequately alleged that the fee was excessive. *Id.*; *see also Am. Chem.*, 2014 WL 5426908, at *7 (finding specific allegations about defendants' practices regarding subadvisors, nature of services, economies of scale, and independence of the board sufficient to survive motion to dismiss); *Millenco*, 2002 WL 31051604, at *3 (finding allegations that advisor had "very little to do" because it subcontracted with another advisor along with other allegations sufficient to survive motion to dismiss).

Although it is far from clear that Zehrer will be able to meet the high standard for liability under § 36(b), he has alleged sufficient facts specific to the fees paid to Harbor Capital to survive a motion to dismiss. First, Zehrer alleges that a substantial portion of the tasks assigned to

Harbor Capital in the Advisory Agreement are actually performed by the Fund's subadvisor, Northern Cross and that Harbor Capital's services "are minimal compared to the day-to-day responsibilities of managing [the Fund's] portfolio" performed by Northern Cross. (Compl. ¶ 21.) Harbor Capital's contention that it retains significant responsibility for the Fund's management is better suited for summary judgment.[6] In addition, Zehrer alleges that Harbor Capital received "economies of scale" benefits as the Fund grew that were not passed on to the Fund. Although these allegations alone may not be sufficient to survive a motion to dismiss, they support Zehrer's claim that the fees are disproportionate to the services rendered and are not the product of arm's length bargaining.[7] *Compare Scudder*, 2007 WL 2325862, at **16, 18 (finding breakpoint allegations regarding economies of scale insufficient to survive motion to dismiss), *with Reso*, 2011 WL 5826034, at *9 (denying motion to dismiss and observing, "Reso's strongest allegations relate to the economies of scale factor of *Gartenberg*"); *Sins* v. *Janus Cap. Mgmt., LLC*, Nos. 04-CV-1647, 04-CV-2395, 2006 WL 3746130, at *3 (D. Col. Dec. 15, 2006) (allegations regarding increase in assets without fee breakpoints could show disproportionality).

In all, Zehrer has pleaded adequate facts for the court to conclude he has a plausible claim that Harbor Capital's fee is so "disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining." *Jones*, 559 U.S. at 346; *see also Dumond* v. *Mass. Fin. Servs. Co.*, No. CIV. A. 04-

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[6] Harbor Capital argues that Zehrer's allegation is clearly rebutted by the advisory agreements and thus its argument is properly considered at this stage. The court has reviewed the agreements and believes that Zehrer's allegation that Northern Cross is responsible for almost all the investment management of the fund is not clearly rebutted by the agreements. *Cf. Kasilag*, 2012 WL 6568409, at *3 (comparing services provided by advisor and subadvisor).

[7] Harbor Capital makes much of the fact that Zehrer failed to include reference to two additional "breakpoints" that were contained in later-signed waivers. *See supra* n.3. Although information about the breakpoints (and the Board's negotiation of the breakpoints) is relevant to the ultimate disposition of Zehrer's claim, Harbor Capital does not claim that Zehrer miscalculated the total amount of fees paid to Harbor Capital, and the additional breakpoints do not vitiate Zehrer's allegations about economies of scale.

8

11458, 2006 WL 149038, at **2–3 (D. Mass. Jan. 19, 2006) (reading complaint as a whole and denying motion to dismiss where plaintiff made "allowably summary" allegations regarding economies of scale, kickbacks, third party clients, and board independence).

Harbor Capital raises a few additional issues. First, Harbor Capital asks that the court strike Zehrer's alternate request for rescission of the Advisory Agreement under § 47(b) of the ICA, arguing that it is not an appropriate remedy for a § 36(b) claim and, even if it were, Zehrer must first meet the demand prerequisites for filing a derivative suit under Rule 23.1.[8] Section 47(b) of the ICA provides that "contracts that violate provisions of the ICA and accompanying regulations, or whose performance involves such violation, are unenforceable." *Smith* v. *Oppenheimer Funds Distrib., Inc.*, 824 F. Supp. 2d 511, 517 (S.D.N.Y. 2011) (citing 15 U.S.C. § 80a-46(b)(1)). Courts have held that § 47(b) contains a remedy rather than a "distinct cause of action or basis of liability." *Oppenheimer Funds*, 824 F. Supp. 2d at 519–21 (noting that § 36(b) includes a private right of action that could predicate a remedy of rescission under § 47(b)) (citing *Smith* v. *Franklin/Templeton Distribs.*, No. C09-4775, 2010 WL 2348644, at *7 (N.D. Cal. June 8, 2010); *Stegall* v. *Ladner*, 394 F. Supp. 2d 358, 378 (D. Mass. 2006); *Mutchka* v. *Harris*, 373 F. Supp. 2d 1021, 1027 (C.D. Cal. 2005)). Although at least one appellate court has determined that § 36(b)'s limitation on damages also forecloses relief under § 47(b), *see Steinberg* v. *Janus Capital Mgmt., LLC*, 457 F. App'x 261, 267–68 (4th Cir. 2011), it is not binding on this court. And at least one court has allowed a plaintiff to proceed with its request for rescission under § 47(b) if a violation of § 36(b) is established. *See Tarlov* v. *Paine Webber Cashfund, Inc.*, 559 F. Supp. 429, 438 (D. Conn. 1983); *see also Oppenheimer Funds*, 824 F. Supp. 2d at 521(indicating that § 47(b) could be rendered a nullity if its remedy is not available

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[8] The Fund also requests that the court dismiss Zehrer's request for relief under § 47(b) because Zehrer has not fulfilled the Rule 23.1 demand prerequisites. The court will not separately address the Fund's request because it grants the Fund's motion to dismiss on other grounds.

in the event of a violation of § 36(b)); *Laborers' Local 265 Pension Fund* v. *iShares Trust*, No. 3:13-CV-00046, 2013 WL 4604183, at **6–7 (M.D. Tenn. Aug. 28, 2013) (denying § 47(b) remedy because § 36(b) claim could not survive). Section 36(b) is an equitable action that specifically limits money damages to restitution. *See Kamen* v. *Kemper Financial Services, Inc.*, 908 F.2d 1338, 1350-51 (7th Cir. 1990), *rev'd on other grounds*, 500 U.S. 90, 111 S. Ct. 1711, 114 L. Ed. 2d 152 (1991) (§ 36(b) is equitable because it "creates a fiduciary duty and recovery 'shall in no event exceed the amount of compensation or payments received from [the] investment company'") (quoting 15 U.S.C. § 80a-35(b)(3)). It does not, however, explicitly foreclose other equitable remedies, such as injunctive relief or rescission. Because it is unsettled whether rescission under § 47(b) is an appropriate remedy if Zehrer is able to make out a violation of § 36(b), the court will not strike Zehrer's alternate request for rescission at this stage.

Second, Harbor Capital complains that Zehrer's complaint cites the fee data for the 2012 fiscal year and disputes Zehrer's assertion that this was the most recent data available at the time the complaint was filed. It is not necessary, and is often impossible, for § 36(b) plaintiffs to file suit with the fee data that relates to the entire damages period. *See, e.g., Am. Chem.*, 2014 WL 5426908, at *1 n.1 (noting plaintiff filed complaint to preserve its claim for damages in the year between plaintiff's original filing and its second complaint filed after publicly available information was updated). Although Harbor Capital faults Zehrer for not using 2013 fee data, it does not make any claim that the fees for 2013 are not in line with the fees from 2012.

Finally, Harbor Capital asks that the court strike Zehrer's jury trial demand pursuant to the Seventh Circuit's direction in *Kamen*, 908 F.2d at 1351. The court grants the request and strikes the jury demand.

CONCLUSION

Based on the foregoing discussion, the Fund's motion to dismiss (dkt. 48) is granted and Harbor Capital's motion to dismiss (dkt. 43) is denied.

Date: November 18, 2014

Joan H Lefkow

U.S. District Judge Joan H. Lefkow